Exhibit 99.11

CONSENT

Ladies and Gentlemen:

The undersigned company hereby consents to (1) the references to the undersigned company’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. in connection with the report entitled “Mineral Resource Estimate On The J Zone Uranium Deposit, Waterbury Lake Property” dated September 6, 2013 and (2) all other references to the undersigned company included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp.

Dated: March 28, 2018

GEOVECTOR MANAGEMENT INC.

By:  (Signed) “Alan Sexton”
Name: Alan Sexton
Title: VP Project Management